N4 FINANCIAL, INC.

STATEMENT OF OPERATIONS

Year ended December 31, 2019		
Expenses		
Professional fees	$	10,315
Regulatory fees		3,105
Internet		1,860
Insurance expense		656
Rent		3,600
Other operating expenses		40
Total expenses		19,576
Income (loss) before interest and income taxes		(19,576)
Interest income		20
Net Income (Loss)	$	(19,556)

See accompanying notes to financial statements.